SCHEDULE 14A
Information Required in Proxy Statement

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [**X**]
Filed by a Party other than the Registrant [ ]
Check the appropriate box:
 [ ] Preliminary Proxy Statement
 [ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
 [X] Definitive Proxy Statement
 [ ] Definitive Additional Materials
 [ ] Soliciting Material Pursuant to § 240.14a-11(c) or § 240.14a-12

GOLD BOND RESOURCES, INC.
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
 [ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or Item 22(a)(2) of Schedule 14A.
 [ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).
 [**X**] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

   1) Title of each class of securities to which transaction applies: None

   2) Aggregate number of securities to which transaction applies: None

   3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
       -$0- no fee is payable pursuant to Rule 0-11(c) (ii)

   4) Proposed maximum aggregate value of transaction: n/a

   5) Total fee paid: $-0-

 [ ] Fee paid previously with preliminary materials.
 [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

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   4) Date Filed: n/a

GOLD BOND RESOURCES, INC.

Notice of Special Meeting of Shareholders
To be Held on September 2, 2003

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Gold Bond Resources, Inc. (the "Company"), will be held at 2:00 p.m. (CDST), on September 2, 2003, at 10701 Corporate Drive, Suite 150, Stafford, Texas 77477, to consider and act upon the following matters:

1. To consider and vote upon the merger of the Company with and into its wholly-owned Delaware subsidiary;

2. To consider and vote upon a reverse stock split of the Company's common stock whereby each ten outstanding shares of common stock will be consolidated into one share of common stock;

3. To approve the Company's Stock Option Plan; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on July 31, 2003 has been fixed as the record date for the determination of the Shareholders entitled to notice of, and to vote at, the Special Meeting and at any postponements or adjournments thereof. Only Shareholders of record on the books of the Company at the close of business on July 31, 2003 shall be entitled to notice of, and to vote at, the meeting or any adjournment thereof.

It is important that your shares be represented at the meeting whether or not you are personally able to attend. You are therefore urged to complete, date and sign the accompanying Proxy and mail it in the enclosed postage-paid envelope as promptly as possible. Your Proxy is revocable, either in writing or by voting in person at the Special Meeting, at any time prior to its exercise.

Thank you for your cooperation.

Sincerely,

Dwaine Reese, Chairman

July 31, 2003

GOLD BOND RESOURCES, INC.
10701 Corporate Drive, Suite 150
Stafford, Texas 77477

_____

PROXY STATEMENT
Relating to
Special Meeting of Shareholders
to be held on September 2, 2003

_____

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Gold Bond Resources, Inc. (the "Company") to holders of shares of the Company's $0.001 par value Common Stock (the "Common Stock") in connection with the solicitation by the Board of Directors of Proxies to be voted at the Special Meeting of Shareholders of the Company (the "Special Meeting") to be held on September 2, 2003, and any adjournment or adjournments thereof for the purposes set forth in the accompanying Notice of Special Meeting. This Proxy Statement is first being mailed to Shareholders on or about August 8, 2003.

Management is the record and beneficial owner of 30,970,000 shares (approximately 32%) of the Company's outstanding Common Stock. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders.

PURPOSES OF SPECIAL MEETING

Merger with Subsidiary

At the Special Meeting, Shareholders entitled to vote (see "Voting at Special Meeting") will be asked to consider and vote upon the merger of the Company with and into its wholly-owned Delaware subsidiary. If approved, the domicile of the Company will be changed from the State of Washington to the State of Delaware and the Company's name will be changed to EnerTeck Corporation (see "Merger with Subsidiary").

Reverse Stock Split

At the Special Meeting, Shareholders will be asked to consider and vote upon a 10:1 reverse stock split whereby each Shareholder of the Company will receive one share of the Company's Common Stock in exchange for each ten shares of the Company's Common Stock. If the reverse stock split is approved, it will be accomplished in conjunction with the Company's merger into its wholly-owned subsidiary.

Approval of Stock Option Plan

At the Special Meeting, Shareholders will be asked to consider and vote upon the approval of the Company's Stock Option Plan.

Other Business

To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

As your vote is important, it is requested that you complete and sign the enclosed Proxy and mail it promptly in the return envelope provided. Shares cannot be voted at the meeting unless the owner is present to vote or is represented by Proxy.

VOTING AT SPECIAL MEETING

1. **Record Date**. The Board of Directors of the Company has fixed the close of business on July 31, 2003, as the record date for the purpose of determining Shareholders of the Company entitled to notice of and to vote at the Special Meeting. At the close of business on that date, the Company had 97,919,999 issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Special Meeting. Proxies which are submitted but are not voted for or against (because of abstention, broker nonvotes or otherwise) will be treated as present for all matters considered at the meeting.

2. **Solicitation of Proxies.** The accompanying Proxy is solicited on behalf of the Board of Directors of the Company, and the cost of solicitation will be borne by the Company. Following the original mailing of the Proxies and soliciting materials, directors, officers and employees of the Company may, but do not presently intend, to solicit Proxies by mail, telephone, telegraph, or personal interviews. The Company may request brokers, custodians, nominees, and other record holders to forward copies of the Proxies and soliciting materials to persons for whom they hold shares of the Company and to request authority for the exercise of Proxies. In such cases, the Company will reimburse such holders for their reasonable expenses. The Company does not intend to utilize the services of an outside proxy solicitation firm.

3. **Revocation of Proxy.** Any Proxy delivered in the accompanying form may be revoked by the person executing the Proxy by written notice to that effect received by the Secretary of the Company at any time before the authority thereby granted is exercised, by execution of a Proxy bearing a later date presented at the meeting, or by attendance of such person at the Special Meeting.

4. **How Proxies will be Voted.** Proxies received by the Board of Directors in the accompanying form will be voted at the Special Meeting as specified therein by the person giving the Proxy. If no specification is made with respect to the matters to be voted upon at the meeting, the shares represented by such Proxy will be voted FOR the merger of the Company with and into its wholly–owned Delaware subsidiary; FOR the 10:1 reverse split of the Company's outstanding common stock; and FOR approval of the Company's Stock Option Plan.

All shares represented by valid Proxy will be voted at the discretion of the proxy holders on any other matters that may properly come before the meeting. However, the Board of Directors does not know of any matters to be considered at the meeting other than those specified in the Notice of Meeting.

5. **Voting Power.** Shareholders of the Common Stock of the Company are entitled to one vote for each share held. There is no cumulative voting for directors.

6. **Principal Shareholders.** The following table sets forth the identity of the record owners of more than five percent (5%) of the outstanding shares of any class of the Company as of July 31, 2003:

Shareholder	Common Stock Owned	Percent of Outstanding
Dwaine Reese	25,500,000	26.04%
Leo Long	10,000,000	10.2%
Cede & Company	6,871,028	7.02%
Tom Himsel	5,750,000	5.87%
Parrish Brian & Co., Inc.	5,470,000	5.59%
Stan Crow	5,000,000	5.10%

The Company does not know of any other person who held more than five percent (5%) of the Company's outstanding Common Stock as of July 31, 2003, or as of the date of the preparation of this Proxy Statement.

7. **Required Approvals.** On July 3, 2003 the Board of Directors of the Company unanimously adopted resolutions (1) to merge the Company with and into a wholly-owned Delaware subsidiary and thereby (a) change the domicile of the Company from the State of Washington to the State of Delaware; (b) change the Company's name to EnerTeck Corporation and; (c) effect a ten for one reverse split of its Common Stock; (2) to consider and vote upon the approval of the Company's Stock Option Plan; and (3) that the Directors recommend that the Company's Shareholders vote to approve each of the above matters to be submitted to the Shareholders for consideration at the Special Meeting of Shareholders.

The proposal to merge the Company with and into its wholly-owned Delaware subsidiary and thereby change the Company's state of domicile from Washington to Delaware and change the Company's name to EnerTeck Corporation will require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon. Abstentions and broker nonvotes will have the effect of a vote against the merger.

The proposal for the reverse split of the Company's common stock will require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon. Abstentions and broker nonvotes will have the effect of a vote against the proposal with respect to effecting the reverse split of the Company's common stock.

The approval of the Company's Stock Option Plan requires the favorable vote of the holders of a majority of the shares of Common Stock present at the meeting, provided a quorum is present; abstentions would have the effect of negative votes for this matter; broker nonvotes are not counted for purposes of determining the number of shares present, and thus would have no effect on this matter.

8.   **Dissenters' Rights.** There are no dissenters' rights applicable to any matters to be considered at the Special Meeting.

RECENT MARKET PRICES

Our common stock currently trades on the OTC Bulletin Board under the symbol "GOBM". The following table sets forth the range of high and low bid prices as reported by the NASDAQ supervised Over the Counter Bulletin Board ("OTCBB") for the periods indicated. These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

2001	High	Low
First Quarter	$0.06	$0.005
Second Quarter	0.07	0.05
Third Quarter	0.07	0.06
Fourth Quarter	0.25	0.10

Fiscal 2002	High	Low
First Quarter	$0.22	$0.21
Second Quarter	0.53	0.45
Third Quarter	0.20	0.20
Fourth Quarter	0.18	0.18

Fiscal 2003	High	Low
First Quarter	$ 0.42	$0.33
Second Quarter	0.41	0.31

The closing price of our common stock as reported on the OTC Bulletin Board on July 30, 2003 was $0.38 per share.

As of July 31, 2003, there were approximately 900 holders of record of the Company's Common Stock.

THE FOLLOWING PROPOSALS ARE SUBMITTED TO THE SHAREHOLDERS FOR CONSIDERATION AT THE SPECIAL MEETING OF SHAREHOLDERS:

1.   MERGER WITH SUBSIDIARY

Upon the effective date of the Merger, the Company will be merged with and into its Delaware subsidiary, which will be the surviving company. The Plan of Merger is set forth as Exhibit I. The merger of the Company with and into its wholly-owned Delaware subsidiary will have the effect of changing the domicile of the Company from the State of Washington to the State of Delaware. The Company will thereafter be governed by the laws of the State of Delaware rather than the laws of the State of Washington.

The name of the Company will be changed to EnerTeck Corporation.

The Company will be governed by the articles of incorporation of the Delaware corporation, a copy of which is attached as Exhibit II. The following discussion identifies the material differences between our current articles of incorporation and the articles of incorporation of the surviving company and the rationale for the changes.

<u>Capital Structure – Common Stock</u>. The Company is currently authorized to issue 100,000,000 shares of its $0.001 par value Common Stock, of which 97,919,999 shares were issued and outstanding and held of record by approximately 900 Shareholders as of July 31, 2003. The surviving company will have 100,000,000 shares of $0.001 par value Common Stock authorized and approximately 9,792,000 shares of Common Stock issued and outstanding.

Management believes that the increased number of authorized but unissued shares of Common Stock will provide the Company with an adequate supply of authorized but unissued shares of Common Stock for general corporate needs including obtaining additional financing, possible stock dividends, exercise of stock options, exercise of outstanding common stock purchase warrants, employee incentive and benefit plans or consummation of acquisitions at times when the Board, in its discretion, deems it advantageous to do so.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share they own at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any shares. Although the Board of Directors would authorize the issuance of additional shares of Common Stock based on its judgment as to the best interests of the Company and its Shareholders, the issuance of authorized shares of Common Stock could have the effect of diluting the voting power and book value per share of the outstanding Common Stock.

Authorized shares of Common Stock in excess of those shares outstanding will be available for general corporate purposes, may be privately placed and could be used to make a change in control of the Company more difficult. Under certain circumstances, the Board of Directors could create impediments to, or frustrate, persons seeking to effect a takeover or transfer in control of the Company by causing such shares to be issued to a holder or holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company and its shareholders, but in which unaffiliated shareholders may wish to participate. In this connection, the Board of Directors could issue authorized shares of Common Stock to a holder or holders which, when voted together with the shares held by members of the Board of Directors and the executive officers and their families, could prevent the majority shareholder vote required by the Company's Articles of Incorporation to effect certain matters. Furthermore, the existence of such shares might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company, since the issuance of such shares should dilute the Company's book value per share and the Common Stock ownership of such person. This may be beneficial to management in a hostile tender offer, thus having an adverse impact on shareholders who may want to participate in such tender offer.

The additional authorized Common Stock would be available for issuance in the future for such corporate purposes as the Board of Directors deems advisable from time to time without the delay and expense incident to obtaining shareholder approval, unless such action is required by applicable law or by the rules of the National Association of Securities Dealers, Inc., or of any stock exchange upon which the Company's shares may then be listed. It should be noted that subject to the limitations discussed above, all of the types of Board action with respect to the issuance of additional shares of Common Stock that are described in the preceding paragraphs can currently be taken and that the power of the Board of Directors to take such actions would not be enhanced by the merger, although the merger would increase the number of shares of Common Stock that are available for the taking of such action.

Capital Structure – Preferred Stock. We currently have 10,000,000 shares of Preferred Stock authorized. The articles of incorporation of the surviving company authorizes the Company to issue, from time to time as determined by the Board of Directors, up to 10,000,000 shares of Preferred Stock, with no stated value and a par value of $0.001 per share ("Preferred Shares"). This represents no material difference from the present capital structure.

Corporate Law Comparison

The following sets forth an analysis of material differences in corporate law between the states of Washington and Delaware.

PROVISION		DELAWARE LAW		WASHINGTON LAW
GENERAL				
1. Courts		Delaware courts are very familiar with corporate law. There is a special court dedicated substantially to corporate cases and a large body of case law, so outcomes may be predicted with greater reliability.		The Washington courts are less familiar with corporate law. There are fewer corporate law cases, so outcomes are less predictable.
DIRECTOR AND OFFICER LIABILITY				
1. Director liability limitations		The certificate of incorporation may eliminate or limit director liability for breach of fiduciary duty as a director.		The articles of incorporation may eliminate or limit liability for conduct as a director.
2. Exceptions to director liability limitations.		No limitations on liability for breaches of the duty of loyalty, acts not in good faith, intentional misconduct, knowing violations of law, improper declarations of dividends or receipt of improper personal benefits. No retroactive limitations.		No limitations on liability for intentional misconduct, knowing violations of law, actions that result in a personal benefit in money, property or services to which the director was not legally entitled or unlawful distributions. No retroactive limitations.
DIRECTOR AND OFFICER LIABILITY				
3. Indemnification of directors and officers		Statutory indemnification permitted for directors, officers, employees and agents (i) in third-party actions for expenses, judgments, fines and settlements, and (ii) in derivative actions only for expenses of successful defense except indemnification is permitted for expenses of unsuccessful defense if approved by court. Indemnification must be authorized by a quorum of disinterested directors, independent		Statutory indemnification permitted as in Delaware. Unless limited by the articles of incorporation, indemnification is required if the person is wholly successful on the merits. Statutory indemnification is not exclusive; further indemnification is permitted pursuant to articles of incorporation or bylaws or resolutions adopted or ratified by shareholders except that no further indemnification is permitted for actions listed as exceptions to director liability limitations. Any indemnification of a director in a derivative action

9

	legal counsel or stockholders after determination that the party acted in "good faith" and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest. Indemnification is required to the extent that a director or officer is wholly successful on the merits or one or more claims or issues in a proceeding. Thus, an indemnitee may be entitled to partial indemnification even if he or she is found liable for one or more counts of an action, as long as one or more of the other counts is dismissed. Statutory indemnification is not exclusive; nonstatutory indemnification under the corporation's bylaws, agreements, Board or stockholder resolutions is permitted.		must be reported to shareholders in writing.
4. Advancement of litigation expenses	Advances permitted if the director or officer undertakes to repay the advance if it is ultimately determined the director or officer is not entitled to indemnification.		Advances permitted if the director or officer undertakes in writing to repay the advance if it is ultimately determined that the director or officer did not meet the appropriate standard of conduct and if the director or officer affirms in writing a "good faith" belief that his or her actions met the appropriate standard of conduct.
	SIGNIFICANT TRANSACTIONS		
1. Voting requirements for sales of assets, mergers and dissolutions	Holders of a majority of the outstanding stock must approve; supermajority provisions permitted. No vote required for acquisitions involving issuance of less than 20 percent of the outstanding stock.		Holders of 2/3 of the outstanding shares entitled to vote, or 2/3 of each voting group entitled to vote, must approve, unless the articles provide for a greater or lesser (though not less than a majority) vote. The Board can also require a greater vote. Separate voting by voting groups is required on a

			plan of merger if it contains a provision that would require such a vote if contained in an amendment to articles. Separate voting by voting groups is required on a plan of share exchange by each class or series included in the exchange.
2. Takeover statute	This is a moratorium-type statute. The provision applies to a domestic corporation if its stock is listed on a national exchange or quoted on the National Market or it has more than 2,000 stockholders or it elects to be covered in its certificate of incorporation. If a person or group acquires 15% of the outstanding voting stock of a corporation (excluding the number held by officers, directors and certain employee stock plans) without prior approval of the Board of Directors, or subsequent approval by the Board and authorization by the holders of at least 2/3 of the outstanding stock not held by the interested stockholders, or without acquiring at least 85% of the outstanding voting stock (as defined above) in that same transaction that resulted in the person becoming an interested stockholder, it is prohibited for three years from entering into certain business combinations. These combinations include a merger or consolidation with or a transfer or disposition of assets to, the issuance of stock to or increase in stock ownership of, or the receipt of a disproportionate		Moratorium-type statute. Applies to domestic corporations and to foreign corporations with a substantial presence. Corporations must be publicly traded, but certain private corporations may opt in. If a person or group acquires 10% of the target corporation's outstanding voting stock without the prior approval of the Board of Directors, the corporation is prohibited for five years from entering into the following "significant business transactions": engaging in any merger, share exchange or consolidation with, any disposition or encumbrance of assets to, or any issuances or redemption of stock to or from the acquiring person; terminating 5% or more of the target's employees because of the acquisition of shares; liquidating or dissolving the target; reclassifying the target's securities; or allowing the acquiring person to receive any disproportionate benefit as a shareholder. The statute does not allow a public corporation to opt out of the statute, but does allow an "inadvertent" acquiring person to escape the prohibitions of the statute by divesting itself of enough shares to fall below the 10% threshold.

After the five-year period during which significant business transactions are prohibited, such a transaction may occur if certain "fair price" criteria are met or if the transaction is approved by |

	benefit by the interested stockholder. The prohibitions do not apply if the Board of Directors and the holders of at least 2/3 of the outstanding stock not held by the interested stockholders approve the combination or if the Board approves or does not oppose certain transactions with a white knight. The bill also allows corporations to opt out of coverage by the bill.		a majority of the disinterested shareholders.
3. "Fair price" provisions	The Delaware takeover statute has no "fair price" component.		Under the "fair price" criteria, holders of common stock are required to receive value per share at least equal to the higher of the following two formulas: (1) the highest price paid by the acquiring person when it owned at least 5% of the outstanding voting shares of the target corporation within either the five years before the "significant business transaction" or the five years before the acquiror became an "acquiring person", whichever will result in a higher value; and (2) the market value of the common stock on the date the "significant business transaction" is announced, or, if higher, the date of the acquiring person's "share acquisition time." In either case, interest compounded annually less certain dividends is added to the set share price. There is a comparable calculation to set the minimum price of preferred and other classes of stock. A significant business transaction need not comply with the "fair price" provisions if it is approved at either an annual shareholders meeting or a special meeting of shareholders called to vote on the transaction. The meeting can be called no earlier than five years after the acquiring person's share

			acquisition and the transaction must be approved by a majority of disinterested shares within each voting group entitled to vote separately on the transaction.
4. Appraisal rights	Appraisal rights are available only in connection with certain mergers or consolidations, unless otherwise provided in the corporation's certificate of incorporation. Even in the event of those mergers or consolidations, unless the certificate of incorporation otherwise provides, there are no appraisal rights (1) if the shares of the corporation are listed on a national securities exchange or held of record by more than 2,000 stockholders (as long as in the merger the stockholders receive shares of the surviving corporation or any other corporation the shares of which are listed on a national securities exchange or held of record by more than 2,000 stockholders) or (2) if the corporation is the surviving corporation and no vote of its stockholders is required for the merger.		Full appraisal rights for any merger or consolidation, sale or exchange of substantially all property or assets, including in dissolution for any plan of exchange if shares are those that will be acquired, regardless of exchange listing or the number of shareholders, or for any amendment to the articles of incorporation that materially reduces shares owned to less than a fraction to be acquired for cash.
5. Short-form merger	Requires 90% ownership of the subsidiary; upstream or downstream permitted.		Requires 90% ownership of the subsidiary; only upstream permitted.
6. Amending Certificate or Articles of Incorporation	The certificate of incorporation may be amended at any time by Board resolution. The resolution must be approved by a majority of the outstanding stock entitled to vote unless		The articles of incorporation may be amended at any time. The Board may enact routine amendments (i.e., name change) without shareholder approval. Amendment affecting shareholder rights require approval by 2/3 of the

	the certificate provides for a greater vote. It so authorized in the certificate, the Board may authorize, and fix the designations, preferences and rights of, classes or series of stock without stockholder approval, and any certificate of designations so adopted by the Board will become part of the certificate. Voting by class is required if the amendment would increase or decrease the aggregate authorized shares of par value of the class or change the powers, preferences or rights of the class so as to affect them adversely.		outstanding shares of each voting group entitled to vote. The articles of incorporation may provide for a lesser (though not less than a majority) vote. Public companies require simple majority approval. If so authorized in the articles, the Board may authorize and fix the designations, preferences and rights of, classes or series of stock and file articles of amendment reflecting such changes, without shareholder approval.
7. Transactions with interested directors	The corporation may guarantee obligations of, assist or loan money to any officer or employee of the corporation or a subsidiary if the Board determines it is in the best interest of the corporation. May be with or without interest or security. The corporation's transaction with a director or with an entity in which one or more of the corporation's directors or officers is a director or officer or has a financial interest is not voidable despite participation in meetings and approval by the interested director or officer as long as the transaction is approved by a majority of disinterested directors who know of the recipient's interest, or by stockholders who know of his interest, or the transaction is fair as to the corporation when authorized, approved or ratified.		This defines a safe harbor for transactions between a corporation and any director or affiliate of the director. If the statutory tests are met, a director's conflicting interest transaction may not be set aside, enjoined or give rise to damages, even if subsequently determined to be unfair to the corporation. A "director's conflicting interest transaction" is defined as a transaction in which the following have a beneficial financial interest in the transaction that would reasonably be expected to influence the director's judgment when voting thereon: (i) the director, (ii) the director's spouse, child, parent, sibling, grandchild or housemate, (iii) a trust, estate, or incompetent person of which the director is a fiduciary, (iv) an entity of which the director is a general partner, director, agent or employee, or that controls or is under common control with such entity, or (v) an individual who is a general partner, principal, or employer of the director. To take advantage of the safe harbor, the director's conflicting interest transaction must (a)

		be approved by the affirmative vote of a majority, but not less than two, of those directors who have neither a personal conflicting interest in the transaction nor a familial, financial, professional, or employment relationship with the director who does have a conflicting interest or (b) be approved by the affirmative vote of the holders of a majority of the outstanding voting shares, excluding shares owned or directed by each director with a conflicting interest, or by a person related to such director of (c) be fair to the corporation at the time of commitment.

ELECTIONS; PROCEDURAL MATTERS

1. Preemptive rights	No preemptive rights unless and only to the extent specified in the certificate of incorporation.	Preemptive rights exist unless limited or denied in the articles of incorporation.
2. Classified boards	Classification of the Board of Directors into thirds with three-year terms is allowed regardless of the number of directors.	Classification of the Board of Directors into two or three groups with corresponding two-or three-year terms is allowed regardless of the number of directors, unless there is cumulative voting in which case each group must have at least three members.
3. Cumulative voting	Cumulative voting must be expressly provided for in the certificate of incorporation.	Cumulative voting is automatic unless limited or denied in the articles of incorporation.
4. Removal of directors	If the Board of Directors is classified, the directors may be removed only "for cause," unless the certificate of incorporation provides otherwise.	Removal "without cause" is assumed unless the articles of incorporation provides otherwise, regardless of whether the Board of Directors is classified.
5. Written consent in	Requires same number of consents as	If the company is not public and is authorized by

lieu of shareholder meeting	number of votes necessary to authorize action at a meeting. Spells out procedures for obtaining stockholder consents.		general or limited authorization contained in its articles of incorporation, then the same number of consents as the number of votes necessary to authorize action at a meeting is required. If the company is public or if the articles of incorporation do not authorize, then unanimous consent is necessary.
6. Calling special meeting; notice	Special meetings may be called only by the Board of Directors unless the certificate of incorporation or the bylaws permit others to call such meetings. Written notice must be given to stockholders not less than 10 nor more than 60 days before the date of such meeting.		Either the Board of Directors or the holders of 10% or more of the outstanding stock or such other persons as may be authorized in the articles of incorporation or the bylaws may call a special meeting. The articles of incorporation of public companies can limit or deny the right of shareholders to call meeting. The articles of incorporation or bylaws of nonpublic companies may increase the percentage ownership required to call a meeting to not more than 25%. Written notice must be given to shareholders no fewer than 10 nor more than 60 days before the meeting date except that notice must be no fewer than 20 days before the date of a meeting to act on amendment of the articles, a plan of merger or share exchange, a sale of substantially all the assets or dissolution of the corporation.
7. Board quorum	The certificate of incorporation may provide for a minimum quorum of 1/3 of the authorized number of Board members.		A majority of the board members constitutes a quorum unless the articles of incorporation or bylaws require a greater or lesser (but not less than 1/3 of the authorized number of directors) number.
8. Stock options to directors and officers	The board of Directors is solely responsible for creating and issuing stock options and setting terms by which option rights may be exercised unless certificate of incorporation		Unless the articles of incorporation provide otherwise, the Board determines all matters related to the issuance of stock options and warrants.

	provides otherwise.		
9. Class voting by nonvoting stock on amendments	A majority of the class is required if amendment to certificate of incorporation would change the number of authorized shares of the class, the par value of such shares or the powers, preference or special rights of the shares of the class so as to affect the class adversely. When vote by class is required, majority vote is sufficient. If a merger agreement amends in any respect the certificate of incorporation, a class vote may be required.		The affirmative vote of two-thirds of each voting group of a private company or a majority of each voting group of a pubic company is required if amendment to articles of incorporation would change the number of authorized shares of the class; exchange or reclassify the shares; exchange or create a right of exchange of the shares of another class into the shares; change the rights and preferences of the shares; change the shares into the same or a different number of shares of the same class; create a class of shares with equal or superior rights to the shares; increase the rights, preferences or authorized shares of any class thereafter having equal or superior rights to the shares; limit or deny existing preemptive rights of the shares; or cancel or affect accrued but undeclared dividends on the shares of the class.
10. Dividends and distributions	A corporation may declare and pay dividends (i) out of surplus or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase		A corporation may declare and pay dividends unless (i) the corporation would, as a result, become unable to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus any preferential rights of shares senior to those receiving distributions. The Board may base a determination that a distribution is permitted either on financial statements prepared in accordance with reasonable accounting principles or on a fair valuation or other reasonable method.

	would not impair the capital of the corporation. The Board may base a determination that a distribution is permitted either on financial statements prepared in accordance with reasonable accounting principles or on a fair valuation founded upon information the Board believes to be reliable.		

Tax Aspects

It is management's belief that pursuant to the Internal Revenue Code Section 368 (a)(1)(F), this change of domicile from Washington to Delaware will qualify as a tax free exchange as a mere change in identity, form or place of incorporation of one corporation, however effected.

Assuming that the merger of the Company into its wholly-owned Delaware subsidiary qualifies as a reorganization within the meaning of Section 368(a) of the Code:

- No gain or loss will be recognized by a Shareholder of the Company as a result of the merger with respect to shares of the Company converted solely into shares of the surviving company;
- The tax basis of the shares of stock of the surviving company received by the Company's Shareholders will be the same as the tax basis of the Company's stock exchanged therefor;
- The holding period of the surviving company stock received by the Company's Shareholders in the merger will include the period during which the Company's stock surrendered in exchange therefor were held, provided that such shares of the Company were held as capital assets at the effective date of the merger.

No Opinion of Counsel and Advice to Seek Own Tax Adviser

The Company has not sought an opinion of counsel with respect to the tax consequences of the transactions to be considered at the meeting. The Company does not believe that the reincorporation in Delaware will have any tax consequences to the Company's Shareholders. Shareholders are advised to consult with their own tax advisers or counsel if they have any questions regarding the tax aspects of the transaction.

Board Recommendation

The proposal to merge the Company with its wholly-owned Delaware subsidiary will require the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon. The Board of Directors recommends a vote FOR the change of the Company's state of domicile from Washington to Delaware.

2. REVERSE STOCK SPLIT

Each currently outstanding ten shares of Common Stock will become one share of Common Stock of the Surviving Company. To arrive at the number of shares of post-reverse split shares you will own, take the number of shares you currently own and divide that number by 10. Therefore, a person currently holding one thousand shares of Common Stock will hold one hundred shares of Common Stock after the reverse split. No fractional shares will be issued. Any fractional shares will be rounded up to the next whole share.

If both the merger and the reverse stock split are approved, each ten shares of Common Stock held by our current Shareholders will automatically become one share of the surviving company. This is the same effect as a 10:1 reverse stock split. No fractional shares will be issued. Any resulting fractional shares will be rounded up to the nearest whole share. If the reverse stock split is approved but the merger is not approved, the Company will amend its current Articles of Incorporation to effect the reverse Stock Split. In the event that the merger is approved but the reverse stock split is not approved, the Plan of Merger (attached hereto as Exhibit I) will be amended change to the share exchange ratio from 10:1 to 1:1.

3.   APPROVAL OF STOCK OPTION PLAN

At the Special Meeting, Shareholders will be asked to approve the resolutions ratifying, approving, and confirming the Board of Directors' adoption of the Company's Stock Option Plan.

Discussion

The adoption of the Stock Option Plan is intended to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Stock Option Plan is structured so that both Incentive Stock Options qualified under the Internal Revenue Code and non qualified stock options may be issued. The Plan is administered under the auspices of the Board of Directors. It is intended, that to the extent possible, the exercise of Stock Options will be exempt from the operation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Options are exercisable for a maximum of ten (10) years except for any 10% shareholder in which the options are exercisable for a maximum of five (5) years. Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed ten million shares.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

A copy of the Stock Option Plan is attached hereto as Exhibit III, and incorporated herein by this reference.

COMPLIANCE WITH SECTION 16(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent (10%) beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms filed by them.

Based solely on its review of copies of such forms furnished to the Company, the Company believes that during the fiscal year ended December 31, 2002, the following persons were delinquent complying with the 16(a) filing requirements applicable to them: Robert O'Brien had one delinquent report on Form 4.

ANNUAL REPORT

A Shareholder of record may obtain a copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2002 (the "Form 10-KSB") and financial statements and financial statement schedules required to be filed with the Securities and Exchange Commission pursuant to Rule 13a-1 under the Act for the Company's most recent fiscal year, without cost, upon written request to the Secretary of the Company at 10701 Corporate Drive, Suite 150, Stafford, Texas 77477. This report may also be found at www.sec.gov. The Annual Report on Form 10-KSB is not part of the proxy solicitation materials for the Special Meeting.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Special Meeting other than those described above. However, should other business properly be brought before the Special Meeting, the proxies will be voted thereon in the discretion of the persons acting thereunder.

By Order of the Board of Directors

Dwaine Reese, Chairman

Gold Bond Resources, Inc.
10701 Corporate Drive, Suite 150
Stafford, Texas 77477

The undersigned hereby appoints Dwaine Reese and James J. Mullen, or either of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all of the shares of Common Stock of Gold Bond Resources, Inc. held on record by the undersigned on July 31, 2003 at the Special Meeting of Shareholders to be held on September 2, 2003, or any adjournment thereof.

1. Change of domicile from Washington to Delaware (merger with wholly-owned Delaware subsidiary).

$\qquad$ For $\qquad$ Against $\qquad$ Abstain

2. Ten to one reverse split of outstanding common stock.

$\qquad$ For $\qquad$ Against $\qquad$ Abstain

3. Approval of Stock Option Plan.

$\qquad$ For $\qquad$ Against $\qquad$ Abstain

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

$\qquad$ Yes $\qquad$ No

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted for each proposal.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

DATED: _____

PLEASE MARK, SIGN, DATE, AND RETURN THIS   _____
PROXY PROMPTLY USING THE ENCLOSED ENVELOPE

EXHIBIT 3.1

CERTIFICATE OF INCORPORATION

OF

ENERTECK CORPORATION

FIRST: The name of the Corporation is EnerTeck Corporation (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The authorized capital stock of the corporation shall consist of two (2) classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is one hundred million (100,000,000) shares. The shares shall have par value of $.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is ten million (10,000,000) shares. The Preferred Stock shall have no stated value and par value of $.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its stockholders for the purpose of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal from time to time the By-laws of the Corporation in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation of the Corporation.

SIXTH: No Director or Officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the Director's or Officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director or Officer derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors or Officers, then the liability of a Director of Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director or Officer of the Corporation existing at the time of such repeal or modification.

SEVENTH: The Corporation reserves the right at any time and from time to time to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or as hereafter prescribed by law, and all rights, preferences, and privileges conferred upon stockholders, directors, and officers by or pursuant to this Certificate of Incorporation in its present form or as hereafter amended are subject to the rights reserved in this Article.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation.

NINTH: The corporation is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its Directors, Officers, employees or agents to the full extent of the Delaware General Corporation Law as may now or hereafter exist.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed by its Incorporator on July 7, 2003.

ENERTECK CORPORATION

By:_____
Gregory B. Lipsker, Incorporator

Exhibit 4.1

GOLD BOND RESOURCES, INC.
2003 STOCK OPTION PLAN


1. Establishment and Purposes of the Plan. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant.

2. Definitions. As used herein, the following definitions shall apply:

(a) "Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b) "Applicable Laws" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(c) "Board" means the Board of Directors of the Company.

(d) "Change in Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a "Transaction") wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(u)(iii), the corporation or other business entity to which the assets of the Company were transferred (the "Transferee"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(g) "Common Stock" means the Common Stock of the Company.

(h) "Company" means Gold Bond Resources, Inc., a Washington corporation, or any successor thereof.

(i) "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act.

(j) "Director" means a member of the Board.

(k) "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(l) "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

> (i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or the OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(q) "Option" means a stock option granted pursuant to the Plan.

(r) "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(s) "Optioned Stock" means the Common Stock subject to an Option.

(t) "Optionee" means the holder of an outstanding Option granted under the Plan.

(u) "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(v) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w) "Plan" means this Stock Option Plan.

(x) "Service Provider" means an Employee, Director or Consultant.

(y) "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

(z) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is 10,000,000 (ten million) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 12, in no event shall more than 10,000,000 (ten million) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4. Administration of the Plan.

(a)   The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i)   to determine the Fair Market Value;

(ii)   to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii)   to determine the number of Shares to be covered by each such Option granted hereunder;

(iv)   to approve forms of agreement for use under the Plan;

(v)   to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi)   to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii)   to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii)   to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

(c)   Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

5. Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a)   Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000 (one hundred thousand dollars), such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)   At-Will Employment. Neither the Plan nor any Option shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7. Term of Plan. Subject to shareholder approval in accordance with Section 18, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 14, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8. Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9. Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b) Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator in its sole discretion.

10. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11. Limited Transferability of Options. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12. Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

13.   Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

14. Amendment and Termination of the Plan.

     (a)   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

     (b)   Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

     (c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

15.   Conditions Upon Issuance of Shares.

     (a)   Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     (b)   Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

16.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Gold Bond Resources, Inc. Stock Option Plan as duly adopted by the Board on _____, 2003.

_____
Secretary

EXHIBIT 10.1


EXHIBIT I
PLAN OF MERGER


This Plan of Merger is made and entered into this ____ day of _____, 2003, by and between Gold Bond Resources, Inc., a Washington corporation ("Gold Bond"), and EnerTeck Corporation, a Delaware corporation ("EnerTeck " or the "Surviving Corporation").


RECITALS


A. Gold Bond is a corporation organized and existing under the laws of the State of Washington and has authorized capital stock consisting of 100,000,000 shares of no par value common stock, of which 97,919,999 shares are issued and outstanding, and held by approximately 900 (nine Hundred) shareholders of record, and 10,000,000 (ten million) shares of no par value preferred stock, of which no shares are issued and outstanding.
.

B. EnerTeck is a corporation organized and existing under the laws of the State of Delaware and has authorized capital stock consisting of 100,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Gold Bond and 10,000,000 shares of preferred stock with no stated value and $0.001 par value, of which no shares are issued and outstanding.

C. The Boards of Directors of Gold Bond and EnerTeck , respectively, deem it advisable for Gold Bond to merge with and into EnerTeck .

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Gold Bond and EnerTeck hereby agree to the following Plan of Merger:

1. *Names of Constituent Corporations.* Gold Bond will merge with and into EnerTeck . EnerTeck will be the Surviving Corporation.

2. *Terms and Conditions of Merger.* The effective date of merger shall be the latter of the dates upon which the Articles of Merger are filed with the Secretary of State of Washington and Delaware. Upon the effective date of the merger, the separate corporate existence of Gold Bond shall cease; title to all real estate and other property owned by Gold Bond or EnerTeck shall be vested in EnerTeck without reversion or impairment; and the Surviving Corporation shall have all liabilities of Gold Bond and EnerTeck . Any proceeding pending by or against Gold Bond or EnerTeck may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Gold Bond.

3. *Governing Law.* The laws of the State of Delaware shall govern the Surviving Corporation.

4. *Name.* The name of the Surviving Corporation shall be EnerTeck Corporation, a Delaware corporation.

5. *Registered Office.* The address of the registered office of the Surviving Corporation shall be 2711 Centerville Road, Ste. 400, Wilmington, Delaware 19808.

6. *Accounting.* The assets and liabilities of Gold Bond and EnerTeck (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

7. *Articles of Incorporation.* The Articles of Incorporation of EnerTeck shall constitute the Articles of Incorporation of the Surviving Corporation.

8. *Bylaws.* The Bylaws of EnerTeck as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

9. *Directors.* The directors of Gold Bond as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

10. *Manner and Basis of Converting Shares.* As of the effective date of the merger:

(a) Each ten shares of Gold Bond common stock, with no par value, issued and outstanding shall become one share of common stock with a par value of $0.001 per share of the Surviving Corporation.

(b) The Surviving Corporation shall convert or exchange each ten shares of Gold Bond common stock for one share of the common stock of the Surviving Corporation; PROVIDED, however, that no fractional shares of the Surviving Corporation stock shall be issued, and in lieu of the issuance of fractional shares, the Surviving Corporation shall round up any fractional shares to the nearest whole share.

(c) Any shares of stock of Gold Bond in the treasury of Gold Bond on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

(d) On the effective date of the merger, holders of certificates of common stock in Gold Bond shall surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

(e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

11. *Stock Option Plan.* The Gold Bond Resources, Inc. 2003 Stock Option Plan shall become the 2003 EnerTeck Corporation Stock Option Plan.

12. *Shareholder Approval.* This Plan of Merger shall be submitted to the shareholders of Gold Bond and EnerTeck for their approval in the manner provided under the applicable laws, at meetings to be held on or before August 29, 2003, or at such other time as the Boards of Directors of Gold Bond and EnerTeck shall agree. After approval by a vote of the holders of a majority of the Gold Bond shares entitled to vote thereon and the holders of the majority of the EnerTeck shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of a majority of the Gold Bond shares entitled to vote thereon and the holders of a majority of the EnerTeck shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Washington and Delaware.

13. *Termination of Merger.* This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Gold Bond and EnerTeck . If the merger is terminated, there shall be no liability on the part of either Constituent Corporation, their respective Boards of Directors, or shareholders.

14. *Counterparts.* This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this ____ day of June, 2003.

Gold Bond Resources, Inc., a   EnerTeck Corporation, a
Washington corporation   Delaware corporation

By _____   By_____
    Dwaine Reese, Chairman   Dwaine Reese, Chairman